SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               Schedule 13D

         Under the Securities Exchange Act of 1934
                            (Amendment No. 2 )*

                        Tesco Corporation
                             (Name of Issuer)

                            Common Stock
                   (Title of Class of Securities)

                                88157K101
                              (CUSIP Number)

                        Centennial Associates, L.P.
                   900 Third Avenue, New York, NY  10022
                              (212) 753-5150
                   Attention:  Peter K. Seldin
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                         July 10, 1997
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

              (continued on following page(s))

Cusip No.: 88157K101


1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Centennial Associates, L.P.
                         (13-2860099)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:          332,450
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:     332,450

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    332,450

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  1.20%

14) Type of Reporting Person:                PN

Cusip No.: 88157K101

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Centennial Energy Partners, L.P.
                         (13-3793743)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:         1,060,200
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:    1,060,200

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    1,060,200

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  3.81%

14) Type of Reporting Person:                PN

Cusip No.: 88157K101

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Tercentennial Energy Partners, L.P.
                         (13-3877256)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially  (8)  Shared Voting Power:          610,500
    Owned by
    Each           (9)  Sole Dispositive Power:                   -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:     610,500

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    610,500

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  2.20%

14) Type of Reporting Person:                PN

Cusip No.: 88157K101

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Quadrennial Partners, L.P.
                         (13-3883223)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:              -0-
    Shares
     Beneficially  (8)  Shared Voting Power:          209,600
     Owned by
     Each           (9)  Sole Dispositive Power:                   -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:      209,600

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    209,600

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  0.75%

14) Type of Reporting Person:                PN

Cusip No.: 88157K101

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Joseph H. Reich & Co., Inc.
                         (13-3432270)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               OO

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       New York

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:            -0-
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:     70,850

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    70,850

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  0.25%

14) Type of Reporting Person:                CO

Cusip No.: 88157K101

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Joseph H. Reich

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:         2,212,750
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:    2,283,600

11) Aggregate Amount Beneficially Owned by Each Reporting Person:  2,283,600

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):   8.21%

14) Type of Reporting Person:                IN

Cusip No.: 88157K101

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Peter K. Seldin

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:         2,212,750
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:    2,283,600

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 2,283,600



12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):   8.21%

14) Type of Reporting Person:                IN

Cusip No.: 88157K101

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Tracy S. Nagler

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:        2,212,750
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:    2,283,600

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 2,283,600



12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  8.21%

14) Type of Reporting Person:                IN

Cusip No.: 88157K101

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: G. Bryan Dutt

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:         2,212,750
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:   2,212,750

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    2,212,750


12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  7.96%

14) Type of Reporting Person:                IN

This Amendment No. 2 to schedule 13D, originally filed December 2, 1996 (the "Schedule 13D") by Centennial Associates, L.P. et al, relates to the common stock (the "Common Stock") of Tesco Corporation (the "Company"), whose principal executive offices are at 350 - 7th Avenue S.W., 36th floor, Calgary, Alberta, Canada T2P3N9. Unless otherwise indicated all capitalized terms used herein shall have the same meanings as set forth in the Schedule 13D. All information previously disclosed in the 13D, except as set forth herein, is reconfirmed.
Item 3.  Source and Amount of Funds or Other Consideration.
         Item 3 of Schedule 13D is hereby supplemented by the addition of the following:
         The purchase price (including commissions, if any) of $65,533 for the 5,000 shares of the Common Stock purchased by Energy was furnished from contributions made to Energy by the partners of Energy.
         The purchase price (including commissions, if any) of $890,318 for the 69,100 shares of the Common Stock purchased by Tercentennial was furnished from contributions made to Tercentennial by the partners of Tercentennial.
         The purchase price (including commissions, if any) of $393,936 for the 30,300 shares of the Common Stock purchased by Quadrennial was furnished from contributions made to Quadrennial by the partners of Quadrennial.
Item 5.  Interest in Securities of the Issuer.
         Item 5(a) of Schedule 13D is hereby amended and restated in its entirety as follows:
    (a) As of the date hereof, (i) Centennial owns beneficially 332,450 shares of the Common Stock, constituting approximately 1.20% of the shares outstanding (ii) Energy owns beneficially 1,060,200 shares of the Common Stock, constituting approximately 3.81% of the shares outstanding (iii) Tercentennial owns beneficially 610,500 shares of Common Stock, constituting approximately 2.20% of the shares outstanding, (iv) Quadrennial owns beneficially 209,600 shares of Common Stock, constituting approximately 0.75% of the shares outstanding, (v) JHR & Co. owns beneficially 70,850 shares of Common Stock, constituting approximately 0.25% of the shares outstanding, such shares being held by it in a discretionary account (the "Managed Account") managed by JHR & Co, (vi) each of Joseph H. Reich, Peter K. Seldin and Tracy S. Nagler own beneficially 2,283,600 shares of Common Stock, representing the shares held by each of the entities named in (i) through (v) above, and (vii) G. Bryan Dutt owns beneficially 2,212,750 shares of Common Stock, representing the shares held by the entity named in (i) through (iv) above. In the aggregate, the Reporting Persons beneficially own a total of 2,283,600 shares of Common Stock, constituting approximately 8.21% of the shares outstanding. The percentages used herein are based upon the 27,810,014 shares of Common Stock stated by the Company to be outstanding as of May 31, 1997. This information was provided by the Company over the telephone.
         Item 5(c) of Schedule 13D is hereby supplemented by the addition of the following:
         (c)  All transactions in the Common Stock effected during the past
60 days by the Reporting Persons are set forth in Schedule A hereto. All such transactions were open market transactions. No other transactions in the Common Stock were effected by any of the Reporting Persons during the sixty day period ending on the date hereof.

                                SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  July 21, 1997
                           CENTENNIAL ASSOCIATES, L.P.

                             By: /s/Peter K. Seldin
                                 Peter K. Seldin
                                 General Partner

                           CENTENNIAL ENERGY PARTNERS, L.P.


                             By: /s/Peter K. Seldin
                                 Peter K. Seldin
                                 General Partner

                           TERCENTENNIAL ENERGY PARTNERS, L.P.

                             By: /s/Peter K. Seldin
                                  Peter K. Seldin
                                  General Partner

                           QUADRENNIAL PARTNERS, L.P.


                             By: /s/Peter K. Seldin
                                  Peter K. Seldin
                                  General Partner

                           JOSEPH H. REICH & CO., INC.


                             By: /s/Peter K. Seldin
                                 Peter K. Seldin
                                 Vice President


                                 /s/Joseph H. Reich
                                 Joseph H. Reich


                                 /s/Peter K. Seldin
                                 Peter K. Seldin


                                 /s/Tracy S. Nagler
                                 Tracy S. Nagler


                                 /s/G. Bryan Dutt
                                 G. Bryan Dutt

                                  Schedule A        1 of 2

OPEN MARKET TRANSACTIONS

  Date of               No. of Shares         Price Per Share
Transaction           Purchased\(Sold)           Excluding Commissions if any

CENTENNIAL ASSOCIATES, L.P.

June 25, 1997            (16,400)           13.0777
July 10, 1997            (16,700)           13.2708
July 10, 1997            (25,000)           13.2824
July 11, 1997            ( 8,300)           13.3114


CENTENNIAL ENERGY PARTNERS, L.P.

May 15, 1997             (95,000)           13.1712
May 21, 1997             (30,000)           13.6064
May 22, 1997             ( 6,800)           14.0717
May 23, 1997             ( 1,400)           14.0491
May 27, 1997             ( 5,600)           14.4175
June 5, 1997             ( 2,500)           14.4007
June 6, 1997             ( 2,000)           14.3352
June 6, 1997             (40,000)           14.3682
June 11, 1997              5,000            13.0465
June 12, 1997            ( 6,200)           13.3612

                       TERCENTENNIAL ENERGY PARTNERS, L.P.


May 13, 1997               2,400            12.6228
June 10, 1997              3,300            13.3276
June 10, 1997             50,000            12.9842
June 11, 1997              5,000            13.0465
June 13, 1997            ( 3,750)           13.3863
June 19, 1997            ( 9,300)           13.3449
June 23, 1997            (14,400)           13.2326
July 15, 1997            (18,000)           13.5800
July 16, 1997            (10,000)           13.7193
July 17, 1997            (10,000)           13.8039
July 18, 1997            ( 5,700)           13.5946


                             Schedule A        2 of 2

OPEN MARKET TRANSACTIONS

  Date of               No. of Shares         Price Per Share
Transaction           Purchased\(Sold)           Excluding Commissions if any


QUADRENNIAL PARTNERS, L.P.


              May 15, 1997             ( 5,000)           13.1712
June 6, 1997             (   500)           14.3352
June 6, 1997             (10,000)           14.3682
June 10, 1997              1,700            13.3276
June 10, 1997             25,000            12.9842
June 13, 1997            ( 1,250)           13.3863
June 26, 1997              3,600            12.4600
July 15, 1997            ( 7,000)           13.5800
July 16, 1997            ( 4,300)           13.7193
July 17, 1997            ( 5,000)           13.8039





JOSEPH H. REICH & CO., INC.

May 22, 1997             ( 6,800)           14.0717
May 23, 1997             ( 1,400)           14.0491